
07073991



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Pioneer Corporation
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Pioneer Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Koji Shiino
Manager of Shareholder Relations Department
Pioneer Corporation
4-1 Meguro 1 Chome, Meguro-ku,
Tokyo 151-8654 Japan
Phone: +81-3-3495-4926
Fax: +81-3-3495-4431
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

July 31, 2007 (Date of announcement of share exchange)
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number

(1) Press release dated July 31, 2007.

Item 2. Informational Legends

The required legend is included on prominent portions of the press release submitted under Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(2) See Item 1 above.

PART III – CONSENT TO SERVICE OF PROCESS

Pioneer Corporation is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIONEER CORPORATION

By: H. Okayasu

Name: Hideki Okayasu

Title: Managing Director and Chief Financial Officer

Date: July 31, 2007

PIONEER CORPORATION
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO
153-8654, JAPAN

TOHOKU PIONEER CORPORATION
1105 KUNOMOTO, TENDO, YAMAGATA,
994-8585, JAPAN

For Immediate Release
July 31, 2007

Pioneer and Tohoku Pioneer Announce
Making Tohoku Pioneer a Wholly-Owned Subsidiary of Pioneer through Share Exchange

Pioneer Corporation ("Pioneer", and together with its subsidiaries and affiliates, the "Pioneer Group") and Tohoku Pioneer Corporation ("Tohoku Pioneer", and together with Pioneer, "Both Companies") announced that they resolved at their respective meetings of the board of directors held today to make Tohoku Pioneer a wholly-owned subsidiary of Pioneer as of October 1, 2007 through a share exchange (the "Share Exchange"), as follows.

1. Purpose of Making Tohoku Pioneer a Wholly-Owned Subsidiary through Share Exchange

Both Companies intend to develop Tohoku Pioneer as a core company in the Pioneer Group in relation to the production of car stereos and speakers with higher aspirations for competitiveness and profitability in order to further reinforce market superiority in the "Car Electronics business" and "Home Electronics business", which are the core businesses of the Pioneer Group. To reach this goal, Both Companies plan to undertake a dynamic reorganization of their resources, which include technology resources, production capacity, intellectual property, and manufacturing know-how of the Pioneer Group, and to restructure their businesses. With respect to such reorganization and restructuring, Both Companies concluded that the Pioneer Group needs, now more than ever, to promptly make decisions and to flexibly and efficiently implement strategies. Therefore, Pioneer announced on May 14, 2007 its plan to make Tohoku Pioneer a wholly-owned subsidiary through a tender offer for the shares and the stock acquisition rights of Tohoku Pioneer and a series of subsequent procedures. Tohoku Pioneer believed that becoming a wholly-owned subsidiary of Pioneer would now more than ever enable it to promptly make decisions, flexibly and efficiently implement strategies and maximize group synergies and would also be the best course in respect of Tohoku Pioneer's medium to long-term growth and development and maximizing Tohoku Pioneer's corporate value.

Pioneer conducted a tender offer (the "Tender Offer") during the period from May 15, 2007 through June 19, 2007 to acquire all of the issued and outstanding shares and the stock acquisition rights of Tohoku Pioneer (except for the shares of Tohoku Pioneer already held by Pioneer and treasury stock held by Tohoku Pioneer). As a result, Pioneer currently holds 97.56% of the aggregate number of the issued shares (19,557,485 shares) of Tohoku Pioneer.

Since Pioneer could not acquire all of the issued and outstanding shares of Tohoku Pioneer through the Tender Offer, Both Companies decided to implement the Share Exchange between Pioneer and Tohoku Pioneer with Pioneer's common stock as consideration to make Tohoku Pioneer a wholly-owned subsidiary of Pioneer. The effective date of the Share Exchange will be October 1, 2007. Today, the details of the Share Exchange were resolved at respective meetings of the board of directors of Both Companies and the share exchange agreement was executed.

As a part of the above reorganization and restructuring, Both Companies plan to integrate Tohoku Pioneer's speaker business with Pioneer's speaker business, and thereafter, Pioneer will take charge of planning and sales, while Tohoku Pioneer will take charge of technology (R&D) and production. Since the establishment of Pioneer, manufacturing and sales of speakers have been important, being the core of Pioneer's audio business. Demand for high-grade speakers has increased, not only in the field of traditional household-use and car audio equipment, but also mobile telephones and personal computers. In connection with the above, Pioneer Group has rolled out its production and R&D capabilities in Japan, North America, Asia and China. Following the above business integration, Both Companies will jointly work on restructuring their respective technology (R&D), production and sales systems in Japan and overseas, in order to efficiently use the resources and further strengthen the competitiveness of the Pioneer Group.

As a result of the Share Exchange, Pioneer will be the wholly owning parent company of Tohoku Pioneer as of the effective date of October 1, 2007 and the common stock of Tohoku Pioneer which will be a wholly-owned subsidiary will be delisted from the Tokyo Stock Exchange on September 25, 2007 (the final date of trading will be September 21, 2007) in accordance with the criteria for delisting of stock of the Tokyo Stock Exchange, Inc. After the delisting, shares of Tohoku Pioneer will not be traded on the Tokyo Stock Exchange.

Since Pioneer holds more than 90% of the voting rights of all the shareholders of Tohoku Pioneer, as a measure for securing the fairness of the share exchange ratio for the Share Exchange (the "Share Exchange Ratio"), Both Companies separately requested independent third party evaluation institutions to calculate the Share Exchange Ratio and received the results. After negotiations and consultations between Both Companies, Both Companies unanimously resolved to execute the share exchange agreement including the Share Exchange Ratio at the respective meetings of the board of directors of Both Companies held today based on the calculation results of the Share Exchange Ratio rendered by the third party evaluation institutions. In addition, all corporate auditors of Both Companies including the outside corporate auditors stated that they endorsed the resolution of the board of directors of the company for which they serve as corporate auditors. Further, from the perspective of preventing conflicts of interest, the two directors among the directors of Tohoku Pioneer who are also an executive officer or employee of Pioneer did not participate in the discussion and resolution at the above meeting of the board of directors of Tohoku Pioneer. No director or corporate auditor of Pioneer serves concurrently as a director, corporate auditor or executive officer of Tohoku Pioneer.

2. Outline of Share Exchange

(1) Schedule for Share Exchange

Meetings of Board of Directors to Resolve Share Exchange (Both Companies)	July 31, 2007 (Tue)
Execution of Share Exchange Agreement	July 31, 2007 (Tue)
Delisiting Date (Tohoku Pioneer)	September 25, 2007 (Tue) (scheduled)
Scheduled Date of Share Exchange (Effective date)	October 1, 2007 (Mon) (scheduled)
Delivery Date of the share certificate	Late November 2007 (scheduled)

(Note) Pioneer will conduct the Share Exchange without approval of its shareholders' meeting in accordance with procedures of the "Share Exchange by Simplified Procedures" under Article 796, Paragraph 3 of the Company Law of Japan and Tohoku Pioneer will conduct the Share Exchange without approval of its shareholders' meeting in accordance with procedures of the "Share Exchange by Summary Procedures" under Article 784, Paragraph 1 of the Company Law of Japan.

(2) Share Exchange Ratio

Company Name	Pioneer Corporation (Wholly Owning Parent Company)	Tohoku Pioneer Corporation (Wholly-Owned Subsidiary)
Share Exchange Ratio	1	1.31

(Note 1) Share Allotment Ratio
Pioneer will deliver 1.31 shares of common stock of Pioneer in exchange for each one (1) share of common stock of Tohoku Pioneer. However, Pioneer shall not deliver any shares through the Share Exchange for the 19,557,485 shares of common stock of Tohoku Pioneer held by Pioneer.

(Note 2) Number of Shares to be Delivered through the Share Exchange and Related Matters
Pioneer will deliver the number of shares of common stock obtained by multiplying 1.31 by the aggregate number of shares of common stock of Tohoku Pioneer held by the shareholders excluding Pioneer entered or recorded in the shareholders' register of Tohoku Pioneer (including the beneficial shareholders' register) at the end of the day immediately preceding the effective date. Pioneer will deliver treasury stock it holds for the allotment of shares thorough the Share Exchange and will not issue any new shares.

Where a shareholder of Tohoku Pioneer is to receive a fraction less than one share of common stock of Pioneer through the Share Exchange, such Tohoku Pioneer shareholder will instead receive monetary compensation in accordance with the provisions of Article 234 of the Company Law of Japan.

(3) Basis for Calculation of Share Exchange Ratio and Related Matters

(i) Basis and background of calculation

In order to ensure the fairness of the Share Exchange Ratio for the Share Exchange, Pioneer appointed Nomura Securities Co., Ltd. ("Nomura") and Tohoku Pioneer appointed Mitsubishi UFJ Securities Co., Ltd. ("Mitsubishi UFJ") as their respective third party evaluation institutions and separately requested them to calculate the Share Exchange Ratio.

As a result of negotiations and consultations between Pioneer and Tohoku Pioneer, the Share Exchange Ratio for the Share Exchange was agreed and determined at the meetings of the board of directors of Both Companies held on July 31, 2007 based on the calculation results of the Share Exchange Ratio rendered by each of the third party evaluation institutions and taking into full consideration the fact that the shares of Both Companies are listed, the purchase price in the amount of 2,210 yen for the Tender Offer, protection of the interests of minority shareholders, the principle of shareholders' equality and other factors. The Share Exchange Agreement was executed between Both Companies on the same day. However, such Share Exchange Ratio may be revised upon consultation of Both Companies in the event of a significant change in conditions on which the calculation is based.

In the Share Exchange, any shareholder of Tohoku Pioneer is entitled to require Tohoku Pioneer to purchase the shares it holds in accordance with the provisions of the Company Law of Japan; provided, however, that the purchase price per share in such case may differ from the economic value that shareholders of Tohoku Pioneer receive through the Share Exchange. Please consult your tax advisor with respect to the tax treatment related to the Share Exchange or requesting purchase of the shares mentioned above.

The calculation results rendered by each of the third party evaluation institutions are as follows.

Nomura conducted a calculation applying (a) the average market price method with respect to Pioneer and (b) the average market price method, the comparable company comparison method and the discounted cash flow method ("DCF method"), respectively, with respect to Tohoku Pioneer. As a result, the ratio of the share value per share of Tohoku Pioneer when the share value per share of Pioneer is considered as one is calculated as follows.

	Calculation range of the Share Exchange Ratio
Average market price method	from 1.25 to 1.27
Comparable company comparison method	from 0.89 to 0.92
DCF method	from 1.01 to 1.45

In the market price method, the calculation was conducted using July 24, 2007 as the base date and adopting the average closing price per share (a) on the base date, (b) for 1 month prior to and including the base date and (c) for the period from the immediately following day of the announcement of the Tender Offer through the base date with respect to each of Pioneer and Tohoku Pioneer.

In calculating the Share Exchange Ratio, Nomura relied upon information provided by Both Companies and publicly-available information principally in the form that the information was provided or disclosed. Nomura assumed that such materials and information relied upon were all accurate and complete, and did not examine their accuracy and completeness independently. Moreover, with respect to the assets and liabilities (including contingent liabilities) of Both Companies (and their respective affiliates), Nomura did not evaluate, appraise or assess independently and did not analyze or evaluate each asset and each liability individually. Nomura did not request a third party evaluation institution to appraise or assess such assets and liabilities. The financial forecasts of Both Companies were assumed to be prepared reasonably by the management of Both Companies based on the best forecast and judgment to be possibly obtained at present.

Mitsubishi UFJ conducted a calculation applying (a) the average market price method, the comparable company comparison method and the DCF method, respectively, with respect to Tohoku Pioneer and (b) the average market price method with respect to Pioneer. As a result, the ratio of the share value per share of Tohoku Pioneer when the share value per share of Pioneer is considered as one is calculated as follows.

	Calculation range of the Share Exchange Ratio
Average market price method	from 1.26 to 1.30
Comparable company comparison method	from 1.09 to 1.26
DCF method	from 1.07 to 1.34

In the market price method, the calculation was conducted using July 25, 2007 as the base date and adopting the average closing price per share for (a) 1 week prior to and including the base date, (b) 1 month prior to and including the base date and (c) the period from the immediately following day of the announcement of the Tender Offer through the base date with respect to Tohoku Pioneer, and using July 25, 2007 as the base date and adopting the average closing price per share for (x) 1 week, (y) 1 month and (z) 3 months prior to and including the base date with respect to Pioneer.

In calculating of the Share Exchange Ratio, Mitsubishi UFJ relied upon information provided by Both Companies and publicly-available information principally in the form that the information was provided or disclosed. Mitsubishi UFJ assumed that such materials and information relied upon were all accurate and complete and did not examine their accuracy and completeness independently. Moreover, with respect to the assets and liabilities (including contingent liabilities) of Both Companies (and their respective affiliates), Mitsubishi UFJ did not evaluate, appraise or assess independently and did not analyze or evaluate each asset and each liability individually. Mitsubishi UFJ did not request a third party evaluation institution to appraise or assess such assets and liabilities. The financial forecasts of Both Companies were assumed to be prepared reasonably by the management of Both Companies based on the best forecast and judgment to be possibly obtained at present.

(ii) Relationship with Evaluation Institutions

Neither Nomura nor Mitsubishi UFJ is a related party of Pioneer or Tohoku Pioneer.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of Company Which Becomes a Wholly-Owned Subsidiary after Share Exchange.

Stock acquisition rights issued by Tohoku Pioneer shall not be acquired by Pioneer and Pioneer shall not deliver its stock acquisition rights to holders of Tohoku Pioneer stock acquisition rights. Stock acquisition rights issued by Tohoku Pioneer shall not be extinguished and shall continue to exist after the effective date of the Share Exchange. However, Tohoku Pioneer will recommend voluntary disposal to holders of such stock acquisition rights by the effective date of the Share Exchange. Tohoku Pioneer has not issued any bonds with stock acquisition rights.

3. Overview of Pioneer and Tohoku Pioneer

(As of March 31, 2007)

(1)	Trade name	Pioneer Corporation	Tohoku Pioneer Corporation
(2)	Business description	Manufacture and sale of car electronics products and home electronics products, and business incidental and related thereto.	Manufacture and sale of electronics-related products and industrial equipment, and business incidental and related thereto.
(3)	Date of establishment	May 8, 1947	August 1, 1966
(4)	Location of head office	4-1, Meguro 1-chome, Meguro-ku, Tokyo	1105 Kunomoto, Tendo, Yamagata
(5)	Title and name of representative	President and Representative Director Tamihiko Sudo	President and Representative Director Shunji Shiono
(6)	Stated capital	49,048 million yen	10,800 million yen
(7)	Number of shares issued	180,063,836 shares	20,046,200 shares
(8)	Net assets	268,116 million yen (consolidated)	40,617 million yen (consolidated)
(9)	Total assets	635,474 million yen (consolidated)	80,876 million yen (consolidated)

		Pioneer Corporation	Tohoku Pioneer Corporation
(10)	Date of fiscal year end	March 31	March 31
(11)	Number of employees	37,622 (consolidated)	14,764 (consolidated)
(12)	Major business partners	Car accessory retailers and mass retailers of home electric appliances	Pioneer Corporation
(13)	Major shareholders and respective share holding percentage	The Master Trust Bank of Japan, Ltd. (Trust Account) 6.58% Japan Trustee Services Bank, Ltd. (Trust Account) 5.10% Deutsche Bank AG London-PB Irish Residents 619 (Standing Proxy: Deutsche Securities Inc.) 3.63% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 3.60% Bank of New York GCM Client Accounts EISG (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.) 2.32%	Pioneer Corporation 67.08% (Note 1) Japan Trustee Services Bank, Ltd. (Trust Account) 2.38% CBNY OPPENHEIMER QUEST INTERNATIONAL VALUE FUND INC. (Standing Proxy: Citibank N.A., Tokyo Branch) 2.34% Tohoku Pioneer Employee Share Ownership Plan 1.53% State Street Bank and Trust Company 505019 (Standing Proxy: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department) 1.51%
(14)	Major transaction banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation and Mizuho Bank, Ltd.	The Yamagata Bank, Ltd., The Shokusan Bank, Ltd. (Note 2), The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation and Mizuho Bank, Ltd.

(15)	Relationship between Pioneer and Tohoku Pioneer	Capital relationship	As of July 31, 2007, Pioneer holds 97.56% of the total issued shares of Tohoku Pioneer.
		Personnel relationship	As of July 31, 2007, two of six directors of Tohoku Pioneer are also an executive officer or employee of Pioneer.
		Business relationship	Tohoku Pioneer manufactures and sells mainly car speakers and parts for car audio systems to Pioneer.
		Related party relationship	Since Tohoku Pioneer is a consolidated subsidiary of Pioneer, it is a related party.

(16) Business results of the last three years

(Consolidated / Unit: Million yen)

	Pioneer Corporation (Wholly Owning Parent Company)			Tohoku Pioneer Corporation (Wholly-Owned Subsidiary)		
Fiscal year	March 2005	March 2006	March 2007	March 2005	March 2006	March 2007
Operating revenue/Net sales	711,042	754,964	797,102	93,334	88,609	93,681
Operating income (loss)	691	(16,409)	12,487	3,884	1,248	4,500
Income (loss) from continuing operations before income taxes/Ordinary income (Note 3)	(2,067)	(71,165)	(7,717)	1,531	380	4,232
Net income (loss)	(8,789)	(84,986)	(6,761)	1,049	(13,919)	2,053
Net income per share (loss) (yen)	(50.11)	(487.23)	(38.76)	52.33	(694.35)	102.41
Dividend per share (yen)	25.0	10.0	10.0	30.00	15.00	20.00
Net asset per share (yen)	1,904.73	1,566.60	1,537.22	2,498.64	1,880.82	2,023.79

(Note 1) As a result of the Tender Offer, the share holding percentage of Pioneer Corporation is 97.56% as of July 31, 2007.

(Note 2) On May 7, 2007, The Shokusan Bank, Ltd. changed its name to Kirayaka Bank, Ltd. upon a merger.

(Note 3) Since Pioneer Corporation prepares consolidated financial statements in accordance with the accounting principles generally accepted in the U.S.A., "Income from continuing operations before income taxes" is described in place of "Ordinary income".

4. Information after Share Exchange

(1) Trade name	Pioneer Corporation
(2) Business description	Manufacture and sale of car electronics products and home electronics products, and business incidental and related thereto.
(3) Location of head office	4-1, Meguro 1-chome, Meguro-ku, Tokyo
(4) Title and name of representative	President and Representative Director Tamihiko Sudo
(5) Stated Capital	49,048 million yen
(6) Total assets	635,474 million yen (consolidated)
(7) Net assets	268,116 million yen (consolidated)
(8) Date of fiscal year end	March 31

(9) Outline of accounting treatment
In accordance with the provisions of the Statements of Financial Accounting Standards (SFAS) No. 141 "Business Combinations", the Share Exchange will be accounted for using the purchase method. The amount of goodwill, which is expected to arise as a result of the Share Exchange, has not been decided at this time; however, such amount is estimated to be a small amount.

(10) Expected impact on business results due to Share Exchange
The Share Exchange will have only a minor impact on the consolidated and non-consolidated business results of Pioneer.

5. Important Notice to U.S. Investors

The Share Exchange is being conducted in reliance upon the exemption from registration provided under Rule 802 of the Securities Act of 1933, as amended.

The Share Exchange involves the securities of foreign companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information regarding Tohoku Pioneer Corporation in this press release has been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign country for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

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